                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

            Certification and Notice of Termination of Registration
           Under Section 12(g) of the Securities Exchange Act of 1934
                     or Suspension of duty to file reports
       under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-8503

                       HAWAIIAN ELECTRIC INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           900 Richards Street, Honolulu, Hawaii 96813 (808) 543-5662 (Address, including zip code, and telephone number, including area code, of principal executive offices)

    Guarantee With Respect to 8.36% Partnership Preferred Securities of HEI
                             Preferred Funding, LP
            (Title of each class of securities covered by this Form)

                        Common Stock, Without Par Value
   Guarantee With Respect to 8.36% Trust Originated Preferred Securities(SM)
                                  (TOPrS(SM))
                        Preferred Stock Purchase Rights
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)  [X]   Rule 12h-3(b)(1)(i)   [_]
              Rule 12g-4(a)(1)(ii) [_]   Rule 12h-3(b)(1)(ii)  [_]
              Rule 12g-4(a)(2)(i)  [_]   Rule 12h-3(b)(2)(i)   [_]
              Rule 12g-4(a)(2)(ii) [_]   Rule 12h-3(b)(2)(ii)  [_]
                                         Rule 15d-6            [_]

  Approximate number of holders of record as of the certification or notice date: 1
       -

Pursuant to the requirements of the Securities Exchange Act of 1934, Hawaiian Electric Industries, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

                              HAWAIIAN ELECTRIC INDUSTRIES, INC.



Date:  June 29, 1998          By:  /s/ Robert F. Mougeot
                                   ---------------------
                                   Robert F. Mougeot
                                   Financial Vice President
                                     and Chief Financial Officer
                                   (Principal Financial Officer)



                              By:  /s/ Betty Ann M. Splinter
                                   -------------------------
                                   Betty Ann M. Splinter
                                   Secretary